SCHEDULE A

Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons.

General American Capital, LLC

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
4/30/2026	(2,436,379)	(1)

GAH Capital, LLC

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
4/30/2026	2,436,379	(1)

(1) Indicates that the shares were distributed by General American Capital, LLC to GAH Capital, LLC for no additional consideration.